Prospectus Supplement pursuant to Rule 424(b)(3) and (c)
                                            Registration Statement No. 033-84068
                                                             Filed July 24, 1997

Supplement No. 1
----------------

     The following paragraph on page 1 of the Prospectus has been revised and should now read as follows:

     The offering consists of 566,000 shares of Common Stock, par value $.001 (the "Common Stock"), of DiaSys Corporation (the "Company"), a Delaware corporation, issuable upon the exercise of 566,000 Redeemable Common Share Purchase Warrants (the "Redeemable Warrants"). The Redeemable Warrants were issued in connection with a pubic offering of the Company's securities in January 1995. Each Redeemable Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $7.00 per share, subject to adjustment in certain circumstances. The Redeemable Warrants were set to expire on January 10, 1997. On January 3, 1997, the Board of Directors of the Company approved an extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from January 10, 1997 to July 10, 1997. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to $5.25 per share. On July 3, 1997, the Board of Directors of the Company approved the extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from July 10, 1997 to October 10, 1997. On October 7, 1997, the Board of Directors of the Company approved an additional extension of the expiration date of the 565,800 publicly traded Redeemable Warrants from October 10, 1997 to April 10, 1998. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. See "Description of Securities."

Supplement No. 2
----------------

     A new paragraph was added to Risk Factor No. 14 (MAINTENANCE CRITERIA FOR NASDAQ SECURITIES) on page 8 of the Prospectus. Risk Factor No. 14 should now read as follows:

     14. MAINTENANCE CRITERIA FOR NASDAQ SECURITIES. The Nasdaq Stock Market, Inc., which administers Nasdaq, has established the criteria for initial listing and continued eligibility on Nasdaq. In order to be listed and continue to be included on Nasdaq, the Company must maintain U.S. $2 million in total assets, a U.S. $200,000 market value of its public float and U.S. $1 million in total capital and surplus. In addition, continued inclusion requires two market-makers, at least 300 holders of the Common Shares and a minimum bid price of the Common Shares of U.S. $1 per share; provided, however, that, if the price of the Common shares falls below such minimum bid price, a company's securities will remain eligible for continued inclusion on Nasdaq if the market value of the public float is at least U.S. $1 million and the company has U.S. $2 million in capital and surplus. Furthermore, Nasdaq has made a proposal to adopt more stringent initial listing and maintenance criteria. The Company's failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of its securities on Nasdaq. In such event, trading, if any, in the securities may then continue to be conducted in the over-the-counter market commonly referred to as the NASD OTC Bulletin Board and the "pink sheets." As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the securities. In addition, the Company would be subject to a rule promulgated by the Commission that, if the Company fails to meet the criteria set forth in such rule, imposes varius sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. There can be no assurance that the Company will continue to meet the requirements for its securities to be listed on Nasdaq. (See "Penny Stock Regulations" below.)

     On October 15, 1997, Nasdaq notified the Company that the Company did not meet one of the continuing listing requirements for trading on Nasdaq since the Company's total assets were less than $2 million as reported in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997. The Company's shares of common stock are subject to delisting actions by Nasdaq on October 29, 1997. However, in accordance with Nasdaq rules, the Company will provide Nasdaq with (i) information indicating that the Company is in compliance with the total assets criteria and/or (ii) proposal(s) to achieve compliance. If Nasdaq determines that the submission by the Company is deemed not to warrant continued listing, Nasdaq will immediately issue a formal notice of deficiency. There can be no assurance that the Company will continue to meet the requirements for its securities to be listed on Nasdaq. (see "Penny Stock Regulations" below.)

Supplement No. 3
----------------

     The following paragraph on page 32 of the Prospectus has been revised and should now read as follows:

REDEEMABLE WARRANTS

     Each Redeemable Warrant entitled the registered holder thereof (the "Warrantholder") to purchase one share of Common Stock at a price of $7.00, subject to adjustment in certain circumstances. The Redeemable Warrants were set to expire on January 10, 1997. On January 3, 1997, the Board of Directors of the Company approved an extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from January 10, 1997 to July 10, 1997. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to $5.25 per share. On July 3, 1997 the Board of Directors of the Company approved the extension of the expiration date of the 566,000 publicly traded Redeemable Warrants to October 10, 1997. On October 7, 1997, the Board of Directors of the Company approved an additional extension of the expiration date of the 565,800 publicly traded Redeemable Warrants from October 10, 1997 to April 10, 1998. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. See "Description of Securities." The Warrantholders shall have the right to exercise their Redeemable Warrants until the close of business on the date fixed for redemption.